December 27, 2022

Ken Schuler, Craig Arakawa
Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-12658

Dear Mr. Schuler and Mr. Arakawa:

In your letter dated December 21, 2022 (the “Staff Comment Letter”), you requested that we advise you when we would provide a response to your comments regarding our Form 10-K for fiscal year ended December 31, 2021.

During our telephone conversation with you on December 27, 2022, we advised you that we would file our response to the Staff Comment Letter on, or before, Monday, January 9, 2023.

If you have any questions, please do not hesitate to contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer